Exhibit 99.5

IREN’s expansion plans increased to 30 EH/s in 2024

Achieved 10 EH/s milestone ahead of schedule

SYDNEY, AUSTRALIA, May 15, 2024 (GLOBE NEWSWIRE) – IREN (Iris Energy Limited) (NASDAQ: IREN) (together with its subsidiaries, "IREN" or “the Company”), a leading next-generation data center business powering the future of Bitcoin, AI and beyond, today provided a business update.

Key Highlights

•	Operating hashrate currently 10 EH/s, milestone achieved ahead of schedule

•	2024 expansion plans increased to 30 EH/s

o	Secured latest-generation Bitmain S21 Pro miners with nameplate efficiency of 15 J/TH

o	Upon completion, nameplate fleet efficiency of 16 J/TH and indicative electricity cost per Bitcoin mined of $17k

o	Additional 50MW data center expansion at Childress (announced April 29, 2024)

o	Funding through existing cash and other sources

•	Additional Bitmain S21 Pro miner purchase options (10 EH/s) supporting expansion pathway to 40 EH/s in 1H 2025

2024 expansion plans increased to 30 EH/s

The Company’s previously announced 2024 expansion plan to 20 EH/s has been increased to 30 EH/s.

This accelerated growth is enabled through amended and new agreements with Bitmain, along with the construction of an additional 50MW of data center capacity at Childress in 2024.

•	Existing agreements – Bitmain T21/S21 purchase (5 EH/s)

•	Amended agreement – Bitmain T21 options (11 EH/s)

o	Flexibility, when exercising the options, to select either Bitmain T21 or S21 Pro miners (or a combination of):

◾	$14.0/TH for Bitmain T21 (unchanged); or

◾	$18.9/TH for Bitmain S21 Pro (new)

o	Contract size of up to 9 EH/s (if T21 selected in full) or 11 EH/s (if S21 Pro selected in full)

o	Option expiry in March 2025 (previously September 2024)

•	New agreement – Bitmain S21 Pro purchase and options (24 EH/s)

o	12 EH/s purchase at $15.1/TH (plus $3.8/TH payable 9 months after delivery); and

o	12 EH/s options at $18.9/TH

◾	10 EH/s of which supports expansion pathway to 40 EH/s in 1H 2025

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•	Childress expansion plan in 2024 increased by 50MW

o	Enabled partly through a new substation design, as well as ongoing improvement and optimization of the Company’s construction and procurement process

o	Global data center capacity now planned at 510MW by the end of 2024

•	Upgrade of the existing miner fleet across British Columbia and Texas

Pathway to industry leadership

The latest-generation S21 Pro miner was recently launched by Bitmain in March 2024 with an industry-leading 15 J/TH efficiency.

IREN is poised to become the most efficient and one of the largest publicly-listed Bitcoin miners, with an overall nameplate fleet efficiency of 16 J/TH and indicative electricity cost of $17k per Bitcoin mined at 30 EH/s.

The Company plans to fund the expansion to 30 EH/s through existing cash and other sources. As of April 30, 2024, the Company had $321.5 million cash and no debt facilities.

The Company continues to consider a range of funding opportunities such as equity, corporate debt and equipment financing.

30 EH/s expansion timeline

The Company’s previously announced expansion plans are progressing ahead of schedule.

IREN now expects to achieve 20 EH/s in 3Q 2024 and 30 EH/s in 4Q 2024, with growth optionality to 40 EH/s in 1H 2025.

Planned expansion timeline:

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Assumptions and Notes

1.
Cost per bitcoin mined represents indicative electricity cost per bitcoin mined assuming 30 EH/s, nameplate fleet efficiency of 16 J/TH, weighted average power cost of $0.037/kWh ($0.045/kWh in BC and $0.033/kWh in Texas – latter calculated using actual monthly average net power price at Childress during FY24 to date (i.e. July 2023 to March 2024), including ERS revenue and adjusted for now eligible 4CP benefit), current global hashrate of 595 EH/s, block reward of 3.125 BTC per block and transaction fees of 0.3 BTC per block.

2.
The new option agreement for 12 EH/s of Bitmain S21 Pro miners can be exercised incrementally until May 2025. The amended option agreement for 9 EH/s of T21 miners or 11 EH/s of S21 Pro miners can be exercised incrementally over the option period until March 2025. An initial downpayment option fee equal to 10% of the total purchase price is associated with both option agreements.

3.	Cash of $321.5 million reflects USD equivalent, unaudited preliminary cash, cash equivalents and term deposits as of April 30, 2024.

About IREN

IREN is a leading next-generation data center business powering the future of Bitcoin, AI and beyond utilizing 100% renewable energy.

•	Bitcoin Mining: providing security to the Bitcoin network, expanding to 30 EH/s in 2024. Operations since 2019.

•	AI Cloud Services: providing cloud compute to AI customers, 816 NVIDIA H100 GPUs. Operations since 2024.

•
Next-Generation Data Centers: 260MW of operating data centers, expanding to 510MW in 2024. Specifically designed and purpose-built infrastructure for high-performance and power-dense computing applications.

•	Technology: technology stack for performance optimization of AI Cloud Services, Bitcoin Mining and energy trading operations.

•	Development Portfolio: 2,160MW of secured power capacity across North America, >1,000 acre property portfolio and additional development pipeline.

•
100% Renewable Energy (from clean or renewable energy sources or through the purchase of RECs): targets sites with low-cost & underutilized renewable energy, and supports electrical grids and local communities.

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Contacts

Media Jon Snowball Domestique +61 477 946 068 Danielle Ghigliera Aircover Communications +1 510 333 2707	Investors Lincoln Tan IREN +61 407 423 395 lincoln.tan@iren.com

To keep updated on IREN’s news releases and SEC filings, please subscribe to email alerts at https://iren.com/investor/ir-resources/email-alerts.

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Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict our business operations and adversely impact our financial condition, cash flows and results of operations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to diversify into the market for high performance computing (“HPC”) solutions, and in particular any current or future AI Cloud (“AI Cloud”) Services we offer; IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for AI Cloud Services; expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current or future AI Cloud Services that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into AI Cloud Services; IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of our AI Cloud Services and other counterparties; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; the risk that any current or future customers, including customers of our AI Cloud Services, or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; our reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s miner hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and any current or future AI Cloud Services it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including any current or future AI Cloud Services IREN offers); delays, increases in costs or reductions in the supply of equipment used in IREN’s operations; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN ability to obtain, maintain, protect and enforce its intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety requirements or liabilities; damage to our property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of IREN’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services we offer (such as AI Cloud Services), including regulations related to data privacy, cybersecurity and the storage, use or processing of information; our ability to attract, motivate and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease (such as COVID-19) and any governmental or industry measures taken in response; our ability to remain competitive in dynamic and rapidly evolving industries; damage to our brand and reputation; expectations relating to Environmental, Social and Governance issues or reporting; the costs of being a public company; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on September 13, 2023 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com.

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These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

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